FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of November, 2006

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax reports third quarter 2006 results” dated November 7, 2006.

99.2	Himax third quarter 2006 results conference call transcript dated November 7, 2006.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: November 6, 2006

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Exhibit 99.1

HIMAX REPORTS THIRD QUARTER 2006 RESULTS

Board Authorizes US$50 Million Share Buyback Program

Tainan, Taiwan, November 7, 2006 - Himax Technologies, Inc. (“Himax” or ”Company”) (Nasdaq: HIMX) today reported financial results for the third quarter ended September 30, 2006.

Net revenue for the third quarter of 2006 was $177.1 million, compared to $154.8 million for the third quarter of 2005, and $171.7 million in the second quarter of 2006. Net income for the third quarter of 2006 was $4.6 million, or $0.02 per diluted share, compared to net income of $21.4 million, or $0.12 per diluted share in the third quarter of 2005, and $19.5 million, or $0.10 per diluted share in the second quarter of 2006. Share-based compensation was $11.5 million, $1.4 million and $1.1 million in the third quarter of 2006, the third quarter of 2005 and the second quarter of 2006, respectively.

Gross margin in the third quarter of 2006 was 17.4%, as compared to 23.5% in the third quarter of 2005, and 19.2% in the second quarter of 2006. Operating margin was 1.6% in the third quarter of 2006, as compared to 15.1% in the third quarter of 2005, and 11.0% in the second quarter of 2006.

Excluding share-based compensation, gross margin was 17.5% in the third quarter of 2006, 23.5% in the third quarter of 2005, and 19.2% in the second quarter of 2006, with an operating margin of 8.0%, 16.1%, and 11.6%, respectively.

A reconciliation of our gross margin and operating margin excluding share-based compensation, a non-GAAP financial measure, to GAAP gross margin and GAAP operating margin, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, “The third quarter proved to be another difficult quarter. We continued to experience pricing pressure. Our third quarter results did not benefit from the rebound of market momentum in the TFT-LCD industry, as the increase in demand was offset by the reduction of customers’ inventory levels. Separately, on August 29th, we announced the Board’s approval to acquire Wisepal Technologies, Inc. (“Wisepal”) by way of a share exchange at the exchange ratio of five Wisepal shares for one ordinary share of Himax. The transaction is designed to bolster Himax’s position in the small- and medium-sized display driver market. We expect the transaction to close in January of 2007.”

Max Chan, Chief Financial Officer of Himax, said, “Our gross margin and operating margin both declined on a sequential basis. In addition to the continued pricing pressure, our gross margin was negatively impacted by a change of product mix, where small- and medium-sized display drivers, which typically enjoy higher gross margin, accounted for a lower percentage of our total revenue. We continued to add headcount and invest in R&D. Intensive design-in activities have also contributed to higher R&D expenses in the quarter. Finally, we made our annual restricted share units grant of approximately 3.8 million shares to our employees at the end of September, representing a 1.9% dilution to our total outstanding shares. Around 47% of the grant vested immediately, with the remainder vesting in three equal installments over three years. The front-end loaded vesting schedule reflected our attempt to attract and retain talent. In the third quarter, our net cash used in operating activities was $3.1 million, primarily as a result of higher net working capital requirement, partially in anticipation of growing demand in the fourth quarter.”

Looking forward, Mr. Wu added, “We expect the business environment in the fourth quarter of 2006 will be much improved compared to the third quarter. Overall, we expect net revenue in the fourth quarter of 2006 to grow more than 20% sequentially, and gross margin to maintain flat or increase slightly. We expect diluted GAAP EPS to return to the level in the first half of 2006. Reflecting our confidence in the Company’s near and long-term prospects, on November 2nd, our Board of Directors authorized a share buyback program. The program allows Himax to repurchase up to $50 million of the Company's American Depositary Receipts in the open market or through privately negotiated transactions depending on prevailing market conditions and other factors.”

A reconciliation of our diluted EPS excluding share-based compensation, a non-GAAP financial measure, to diluted GAAP EPS, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Investor Conference Call / Webcast Details
The Company’s management will review detailed third quarter 2006 results on Monday, November 6, 2006 at 6:00 PM EST (7:00 AM, November 7, Taiwan time). The conference call-in number is +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company’s website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 217204.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+ 886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

– Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP.)
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

			Three
			Months
	Three Months		Ended
	Ended September 30,		June 30,
	2006	2005	2006
Revenues
Revenues from third parties, net	$89,044	$65,683	$84,634
Revenues from related parties, net	88,061	89,137	87,041

	177,105	154,820	171,675

Costs and expenses:
Cost of revenues	146,287	118,475	138,766
Research and development	22,685	10,234	11,603
General and administrative	3,027	1,649	1,334
Sales and marketing	2,364	1,053	1,097

Total costs and expenses	174,363	131,411	152,800

Operating income	2,742	23,409	18,875

Non operating income (loss):
Interest income	2,000	207	1,843
Impairment loss on an investment	---	---	(1,500)
Foreign exchange gains (losses), net	(1,298)	1,189	1,398
Interest expense	---	(4)	(27)
Other income, net	59	85	58

	761	1,477	1,772

Income before income taxes and minority interest	3,503	24,886	20,647
Income tax (benefit) expense	(1,246)	3,602	1,246

Income before minority interest	4,749	21,284	19,401
Minority interest, net of tax	(157)	92	124

Net income	$4,592	$21,376	$19,525

Basic earnings per ordinary share and ADS	$0.02	$0.12	$0.10

Diluted earnings per ordinary share and ADS	$0.02	$0.12	$0.10

Basic Weighted Average Outstanding Shares	197,110	176,231	195,535
Diluted Weighted Average Outstanding Shares	199,729	180,606	198,512

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Figures in Thousands of U.S. Dollars)

			Three
			Months
	Three Months		Ended
	Ended September 30,		June 30,
The amount of share-based compensation
included in applicable costs and expenses
categories is summarized as follows:	2006	2005	2006

Share-based compensation
Cost of revenues	$208	$29	$18
Research and development	8,963	1,060	818
General and administrative	1,090	138	98
Sales and marketing	1,195	205	129

Total	$11,456	$1,432	$1,063

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Nine Months Ended
	September 30,
	2006	2005
Revenues
Revenues from third parties, net	$239,105	$138,724
Revenues from related parties, net	284,534	224,146

	523,639	362,870

Costs and expenses:
Cost of revenues	422,351	279,716
Research and development	45,190	27,321
General and administrative	6,419	4,228
Sales and marketing	4,468	2,744

Total costs and expenses	478,428	314,009

Operating income	45,211	48,861

Non operating income (loss):
Interest income	4,048	257
Impairment loss on an investment	(1,500)	---
Foreign exchange gains (losses), net	(132)	1,673
Interest expense	(311)	(11)
Other income, net	172	216

	2,277	2,135

Income before income taxes and
minority interest	47,488	50,996
Income tax expense	1,491	6,610

Income before minority interest	45,997	44,386
Minority interest, net of tax	59	192

Net income	$46,056	$44,578

Basic earnings per ordinary share and ADS	$0.24	$0.25

Diluted earnings per ordinary share and ADS	$0.24	$0.25

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Figures in Thousands of U.S. Dollars)

	Sep 30,	Jun 30,	Dec 31,
	2006	2006	2005

Assets
Current assets:
Cash and cash equivalents	$155,594	$166,884	$7,086
Marketable securities available-for-sale	4,072	1,930	3,989
Restricted cash equivalents and marketable
securities	31	395	14,053
Accounts receivable, less allowance for sales
returns and discounts	101,660	86,907	80,158
Accounts receivable from related parties	71,530	66,434	69,688
Inventories	106,977	99,605	105,004
Deferred income taxes	11,202	11,331	8,965
Prepaid expenses and other current assets	20,622	16,142	11,113

Total current assets	$471,688	$449,628	$300,056

Property and equipment, net	34,946	29,128	24,426
Deferred income taxes	134	135	151
Intangible assets, net	61	68	81
Investments in non-marketable securities	1,723	313	1,813
Refundable deposits	603	511	712

	37,467	30,155	27,183

Total assets	$509,155	$479,783	$327,239

Liabilities, minority interest and
stockholders’ equity
Current liabilities:
Short-term debt	$ ---	$ ---	$27,274
Current portion of long-term debt	---	---	89
Accounts payable	106,829	98,015	105,801
Income tax payable	11,783	12,858	13,625
Other accrued expenses and other current
liabilities	16,029	11,985	13,995

Total current liabilities	$134,641	$122,858	$160,784

Minority interest	$1,054	$449	$624

Stockholders’ equity:
Ordinary share, US$0.0001 par value,
500,000,000 shares authorized	19	19	18
Additional paid-in capital	260,031	247,653	98,450
Accumulated other comprehensive income	27	13	36
Unappropriated earnings	113,383	108,791	67,327

Total stockholders’ equity	$373,460	$356,476	$165,831

Total liabilities, minority interest and
stockholders’ equity	$509,155	$479,783	$327,239

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

			Three
			Months
	Three Months		Ended
	Ended September 30,		June 30,

	2006	2005	2006

Cash flows from operating activities:

Net income	$4,592	$21,376	$19,525
Adjustments to reconcile net income to net cash provided
(used in) by operating activities:
Depreciation and amortization	1,119	921	1,204
Share-based compensation expenses	11,456	1,432	1,063
Minority interest, net of tax	157	(92)	(124)
Loss on disposal of property and equipment	---	---	5
Gain on sale of marketable securities, net	(23)	(90)	(55)
Impairment loss on an investment	---	---	1,500
Deferred income taxes	132	(276)	(1,677)
Changes in operating assets and liabilities:
Accounts receivable	(14,772)	(15,942)	(13,672)
Accounts receivable from related parties	(5,096)	(13,704)	5,076
Inventories	(7,369)	(32,135)	(4,009)
Prepaid expenses and other current assets	(4,497)	1,482	(2,838)
Accounts payable	8,815	54,467	12,525
Income tax payable	(1,075)	3,445	(3,056)
Other accrued expenses and other current liabilities	3,477	295	(195)

Net cash provided by (used in) operating activities	(3,084)	21,179	15,272

Cash flows from investing activities:
Purchase of land, property and equipment	(5,691)	(11,182)	(4,065)
Purchase of available-for-sales marketable securities	(10,608)	(3,859)	(8,625)
Sales and maturities of available-for-sale marketable
securities	8,480	9,912	9,830
Proceeds from sale of subsidiary shares by Himax
Technologies Limited	27	---	55
Purchase of investments in non-marketable securities	(1,410)	---	---
Purchase of subsidiary shares from minority interest	(64)	(5)	(84)
Return of (increase in) refundable deposits	(92)	310	(23)
Release of restricted cash equivalents and marketable
securities	424	52	14,101

Net cash provided by (used in) investing activities	(8,934)	(4,772)	11,189

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

				Three
				Months
		Three Months		Ended
		Ended September 30,		June 30,

		2006	2005	2006
Cash flows from financing activities:
Proceeds from issuance of ordinary shares			929	147,813
Proceeds from issuance of new shares by subsidiaries		655	---	---
Repayment of short-term debt		---	---	(38,577)
Repayment of long-term debt		---	(47)	---

Net cash provided by financing activities		655	882	109,236

Effect of exchange rate changes on cash and cash
equivalents		73	---	(60)
Net increase (decrease) in cash and cash equivalents		(11,290)	17,289	135,637
Cash and cash equivalents at beginning of period		166,884	28,162	31,247

Cash and cash equivalents at end of period		$155,594	$45,451	$166,884

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$	---	$11	$28

Income taxes		$21	$27	$5,549

Supplemental disclosures of non-cash investing
and financing activities:
Decrease in payable for purchase of equipment and
construction in progress		$(1,750)	$(1,366)	$(18)

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

Gross Margin and Operating Margin Excluding Share-based Compensation:

			Three
			Months
	Three Months		Ended
	Ended September 30,		June 30,
	2006	2005	2006
Revenues	$177,105	$154,820	$171,675

Gross profit	30,818	36,345	32,909
Add: Share-based compensation – Cost of revenues	208	29	18
Gross profit excluding share-based compensation	31,026	36,374	32,927
Gross margin excluding share-based compensation	17.5%	23.5%	19.2%

Operating income	2,742	23,409	18,875
Add: Share-based compensation	11,456	1,432	1,063
Operating income excluding share-based compensation	14,198	24,841	19,938
Operating margin excluding share-based compensation	8.0%	16.1%	11.6%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation equals operating income excluding share-based compensation divided by revenues

Diluted Earnings Per Share Excluding Share-based Compensation:

Three Months
Ended September 30,
2006
Diluted GAAP EPS	$0.02
Add: Estimated share-based compensation per diluted share	$0.06
Diluted non GAAP EPS excluding share-based compensation	$0.08

Numbers do not add up due to rounding

Exhibit 99.2

LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, November 7, 7AM Taiwan Monday, November 6, 6PM NYC Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through noon on Tuesday, November 7, 2006 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 217204

Operator Intro: Welcome to Himax Technologies third quarter 2006 results Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the star 1 on your push button phone. The call is scheduled for one hour.

As a reminder, this conference is being recorded today. A replay will be available 2 hours after the call today, through noon on Tuesday, November 7, 2006 in Taiwan. The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 217204. The replay will also be accessible at www.himax.com.tw.

David

Thank you operator. Welcome everyone to Himax’s third quarter 2006 earnings call. Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer. After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 646-536-7003. Or you can get a copy off of Himax’s website.

Before we begin the formal remarks, the Company’s attorneys advise that certain statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu. Please go ahead, sir.

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Mr. Jordan Woo

Thank you David and thank you everyone for joining us on today’s call.

I will now review Himax’s performance during the third quarter of 2006 and discuss the outlook for the fourth quarter. Max, our CFO, will then provide further details on our financial performance.

Our third quarter net revenue was up 14.4% year over year to $177.1 million, and up 3.2% compared to the second quarter of 2006. We continued to experience pricing pressure. Our third quarter results did not benefit from the rebound of market momentum in the TFT-LCD industry, as the increase in demand was offset by the reduction of customers’ inventory levels.

Towards the end of the third quarter, we saw a strong pick up in driver IC demand across the board, covering all applications from many of our customers. However, some of those orders were given to us in short notice. With limited inventories on hand, we were unable to fulfill some of those orders by the end of the third quarter. Our products require, on average, manufacturing lead time of two to three months. Most of such unfulfilled orders are expected to be carried forward into the fourth quarter.

In terms of customer mix, revenues from related parties were $88.1 million in the third quarter, an increase of 1.2% quarter over quarter and a decline of 1.2% year over year. Revenues from unrelated parties were $89.0 million, an increase of 5.2% quarter over quarter and an increase of 35.6% year over year. Revenue mix from unrelated parties was 50.3%, a record high and the first time since our inception for this to have exceeded 50%. We believe our continuous efforts to diversify our customer base is putting us in a stronger position in the long run.

In terms of product mix, revenues from large panel display drivers increased sequentially and accounted for approximately 88% of our total revenues in the third quarter, primarily driven by the increase of PC-related demands. We are expecting driver IC demand for all large panel applications, including monitor, notebook, and LCD TV, to continue to pick up in the upcoming holiday seasons.

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Revenues from small- and medium-sized display drivers accounted for approximately 9% of our total revenues, declining sequentially from approximately 12% in the previous quarter. However, we are seeing a strong demand increase for small- and medium-sized applications starting from the end of the third quarter.

Our gross margin declined to 17.4% in the third quarter from 19.2% of previous quarter as we continued to experience pricing pressure. Furthermore, our gross margin was negatively impacted by a change of product mix, where small- and medium-sized display drivers, which typically enjoy higher gross margins, accounted for a lower percentage of our total revenues.

In the third quarter, we continued to diversify our wafer sources. Currently, not a single foundry accounts for more than 50% of our total wafer supply. Our long term goal is to be able to have major products covered by multiple foundries to achieve manufacturing flexibility and maintain our cost competitiveness.

The operating margin before share-based compensations declined sequentially from 11.6% to 8.0% as we continued to add significant headcounts and invest in R&Ds in the past few quarters. Intensive design-in activities have also contributed to higher R&D expenses in the quarter. We made a 2006 RSU grant of approximately 3.8 million shares, or 1.9% dilution to our total shares outstanding at the end of September. Approximately 47% of the grant was vested immediately, with the remainder vesting in three equal installments over the next three years. Max, our CFO will comment more on the expenses and 2006 share-based compensation.

Our GAAP diluted EPS was $0.02, which included share-based compensation of approximately $11.5 million, or $0.06 per diluted share, based on 199.7 million diluted weighted average shares, compared to $0.10 in the previous quarter.

On August 29th, we announced the Board’s approval to acquire Wisepal Technologies, Inc. by way of a share exchange at the exchange ratio of five Wisepal shares for one ordinary share of Himax, resulting in a total share dilution of approximately 3.4% . Based on closing price of Himax shares on August 28th, 2006, the purchase price is valued at approximately US$50 million. Wisepal is a display driver IC company focused on small- and medium-sized applications. Wisepal primarily supplies to TPO Displays, whose customers supply to global tier-one handset manufacturers. We expect that acquiring Wisepal will allow us to diversify

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Himax’s product portfolio with more exposure towards small- and medium-size products. The acquisition will further strengthen our competitiveness in the display driver market. Pending closing conditions and regulatory approvals, we expect the transaction to close in January of 2007.

Separately, at the end of October, we relocated our corporate headquarters to a 22 thousand square meter facility within the Tree Valley Industrial Park. The Tree Valley Industrial Park, located right next to the Tainan Science Park, is a compound housing manufacturers in the LCD TV industry. The new building will enable better communication and more efficient operation among Himax’s various functional units. In addition, this move to a permanent office space has positioned Himax for continued growth in years to come.

As further evidence of our confidence in the company’s near and long term prospects, on Nov 2nd, our Board of Directors authorized a share buyback program which allows us to repurchase up to $50 million of the Company's American Depositary Shares in open market or privately negotiated transactions, depending on prevailing market conditions and other factors.

Let me now turn to the outlook for the fourth quarter.

We believe the fourth quarter will be a much improved one. We are seeing a much more positive sentiment in this quarter as compared to the previous quarter. In terms of product mix, we expect to see increases in TV and small- and medium-sized products in the fourth quarter.

We expect revenues in the fourth quarter of '06 to grow more than 20% sequentially. Gross margin is to remain flat or increase slightly. Our diluted GAAP EPS is expected to return to the level in the first half of 2006. The charge of share-based compensation will be around $1.5 million.

Now let me turn over to Max Chan, our CFO, for some financial details.

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Mr. Max Chan

Thank you, Jordan.

Net revenues in the third quarter were $177.1 million, representing year-on-year growth of 14.4% and a sequential growth of 3.2%. Large panel display driver revenues increased by 6.1%, while small- and medium-sized display driver revenues declined by 22.7% sequentially.

The gross margin had declined to 17.4% from 19.2% a quarter ago. This was primarily due to a significant ASP erosion. We continued to target unit cost reductions from our vendors to offset ASP declines. Also, we are making good progress in qualifying new foundries to further diversify our supplier base.

Our operating expense, excluding share-based compensation, was $16.8 million in the third quarter, up approximately $3.8 million from previous quarter as we continued to recruit talents and make investments in resources required to support our long-term growth. Our total headcount increased to 903 at the end of September, a 10% growth from a quarter ago. During the quarter, there was a one-time R&D expense of approximately $1 million for certain licensing charges. In addition, we incurred higher R&D expenses resulting from more intensive design-in activities. These factors have contributed to the increase of operating expenses in the quarter.

Upon reviewing our 2006 performance with our external auditors, we have updated our effective tax rate to approximately 3% for the whole of 2006. This resulted in a tax benefit of approximately $1.2 million in the third quarter. We expect the effective tax rate to be around 3% in the fourth quarter.

We made our annual grant of restricted share units of approximately 3.8 million shares to our employees at the end of September, representing about 1.9% dilution to our total outstanding shares. The fair value of our 2006 RSU grant was around $21.7 million, of which approximately 47% or $10.3 million was vested immediately on the day of grant, with the remainder vesting in three equal installments over the next three years. This accelerated vesting schedule reflected our attempt to attract and retain talents while balancing shareholders’ interests. Total share-

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based compensation accrued in the third quarter, including expenses from legacy grants, was approximately $11.5 million, or $0.06 per diluted share.

In the third quarter, our net cash used in operating activities was $3.1 million, primarily as a result of higher net working capital, partially in anticipation of growing demand in the fourth quarter. Our ending cash balance stands at $155.6 million, with no debt.

Capital expenditures for the third quarter were $5.7 million.

Operator, that concludes our prepared remarks. We can now take any questions.

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